Mail Stop 4561

June 22, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re:** **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on June 10, 2009**
> **File No. 333-157281**

Dear Mr. Galanis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.

Management's Discussion and Analysis and Plan of Operation

1.   We note your statement that you believe revenues beginning in the third quarter of 2009 will be sufficient to offset your cash needs by sales of "white label" licensing agreements of the Combat game, advertising revenues from the Combat game, revenue generated from your revenue sharing agreement for the "Crib Wars" game, and game development for third parties as well as new games that are currently in development. In this regard, we note that you have only sold one license to date, for $13,325. Please tell us in reasonable detail your basis for concluding that you will have sufficient revenues to fund operations, estimated at a cost of $10,000 per month, by the third quarter of 2009. See Item 10(b) of Regulation S-K for more information.

Financial Information

2.   In response to prior comment 6 you provided a revised audit opinion that pertains to the balance sheet at March 31, 2009, and the related statements of loss, shareholders' deficiency, and cash flows for the period from inception to March 31, 2009. However, the financial statements included with this report are the balance sheet at December 31, 2008, and the related statements of loss, shareholders' deficiency, and cash flows for the period from inception to December 31, 2008. Please provide financial statements that conform with the

requirements of Article 8 of Regulation S-X and that are accompanied by a report of independent accountants that concerns the financial statements included in the next amendment.

3.   Please tell us the date you have selected for your fiscal year end.

Part II. Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

4.   You disclose that CEO Galanis personally sold 2,205,000 securities to Charles Barkley in June 2009. Please tell us if these securities were sold for cash. If sold otherwise than for cash, describe in reasonable detail the nature of this transaction and the nature of any consideration received, such as the performance of or promise to perform legal services.

Item 16. Exhibits

Exhibit 5.1 Legal Opinion

5.   Your legality opinion states "that the shares will, are validly issued, fully paid and non-assessable."   This phrasing makes it difficult to determine whether the required opinion has been given. Please file an opinion that more clearly expresses the conclusion reached.

Item 17. Undertakings

6.   Please include the undertakings as required by Item 512(a)(1) of Regulation S-K, which you provided in earlier amendments but deleted from this filing.

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If you have any questions or concerns, please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

Gregory Galanis
Sweet Spot Games, Inc.
June 22, 2009
Page 3

cc: <u>Via Facsimile (704) 944-4280</u>
   Charles Barkley, Esq.